RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, California 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

May 31, 2005

VIA FEDERAL EXPRESS

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20548

Re:	National Lampoon, Inc. Form SB-2 filed March 10, 2005 File No. 333-123238 Our File No.: 1686-001

Dear Ms. Williams:

          This letter is in response to your letter dated May 6, 2005 regarding the SB-2 Registration Statement (the “Registration Statement”) filed by National Lampoon, Inc. (the “Company”).  The Company is also filing Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”) with this letter.

Registration Statement Cover Page.  We note in the fee registration table that you intend to register the common stock which may be purchased by the underwriters to cover over-allotments.  We also note that you intend to register the warrants being issued to underwriters as additional compensation as well as the common stock underlying these warrants.  However, we also note on page 4 that the amount of common stock outstanding after the offering does not include the shares of common stock reserved for issuance upon the exercise by the underwriters of the over-allotment option or the shares of common stock reserved for issuance upon exercise of the underwriter’s warrant.  We also note your discussion in the underwriting section that you expect to register the common stock underlying the underwriters’ warrants at some point in the future.  Please revise to clarify this discrepancy or advise why no revision is necessary.

          In response to this comment, we deleted the underwriter’s warrants and the common stock underlying the warrants from the Registration Statement cover page.  The Company’s letter of intent with the underwriter does not require the Company to register the warrants or the underlying common stock at this time.

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
May 31, 2005

Prospectus Cover Page.  We note you applied to list your common stock on the American Stock Exchange and on the Pacific Stock Exchange and plan to be so listed concurrently on one of these exchanges with the effectiveness of this offering.  However, we also note in the risk factors on page 16 that you will have submitted applications to list the common stock offered by this prospectus to the American Stock Exchange and to the Pacific Stock Exchange as of the effective date of this offering.  You also include the risk that there can be no assurance that your securities will be accepted for listing on one or both of these exchanges.  Since it does not appear that your application will be approved upon the effectiveness of this offering, please remove this forward-looking information from the cover page or advise why this information should not be viewed as forward-looking.

          In response to this comment, please note that the underwriter has agreed to undertake this offering on the condition that the Company is successful in listing its common stock on the American Stock Exchange, therefore, we have left the forward-looking information in the disclosure.  The Company has decided not to apply to the Pacific Stock Exchange, so references to it have been deleted.

Inside Front and Outside Back Cover Pages of Prospectus.  Provide the disclosure required by Item 602 of Regulation S-B.

          In response to this comment, the Company has included the legend disclosing the prospectus delivery requirement on the inside front cover.

Inside Front and Outside Back Cover Pages of Prospectus.  Remove from the back cover page of the prospectus the inference that information in this prospectus may be incorporated by reference.  Information cannot be incorporated by reference into this prospectus.

          The Company has moved this information to the inside front cover.  The phrase “or incorporated by reference” has been deleted, as requested.

Summary, page 1.  Please disclose your auditor’s note in its annual report that there is substantial doubt regarding your ability to continue as a going concern and briefly explain the reasons behind the auditor’s note.

          In response to this comment, the Company has added a paragraph titled “Going Concern Status” on page 6 of the prospectus.

Motion Picture and Television Programming, page 1.  Please explain your statement that you “produce” motion pictures and made for television movies and programs.  It appears

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
May 31, 2005

from your disclosure in the Business section that the extent of your involvement in recent motion pictures has been licensing the National Lampoon name.  Revise to clarify the business activities you are currently involved in for motion pictures and television programming, other than National Lampoon Networks, here and other appropriate sections of the prospectus.

          In response to this comment, the Company has changed the disclosure on pages 1 and 38.  While the Company does not fund motion picture production, it provides other producer services and is frequently given executive producer credit.

Home Entertainment, page 1.  We note your partnership with unrelated third parties to produce and distribute several new titles in 2005.  Please identify the names of the unrelated third parties, if material.  In addition, please revise to clarify your specific role in the partnership.

          In response to this comment, the Company has revised the paragraph on page 2 to include the names of its partners and to disclose the services it provides.

Our Revenue Sources, page 2.  Please quantify the percentage each of the seven sources of revenue you list contributes to your overall revenue, to the extent practicable.  If some sources make little or no contribution, please state this.  Make similar revisions to the MD&A section.

          In response to this comment, the Company has revised the disclosure under this paragraph as you requested.  The Company has also revised the MD&A to include this information.  Please see pages 4 and 28.

Our Revenue Sources, page 2.  Disclose in this section your operating revenue and losses for each reporting business segment for the most recent fiscal year and interim period.

          In response to this comment, the Company has included a table at page 4, which provides the disclosure you requested.

Strategic Objectives, page 3.  Please balance your disclosure concerning your strategic objectives with a brief discussion of the risks involved with implementing these plans.  In addition, explain here or in the MD&A section the steps you have or plan to take to achieve these objectives, to the extent practicable.

          In response to your comment, the Company has revised the disclosure under this heading.  Please see page 5.

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
May 31, 2005

Risk Factors, page 8.  We have incurred losses in the past and losses may continue . . . page 8.  We note your disclosure concerning your losses for the fiscal year 2004 and first quarter of 2005.  Update this disclosure to include your second quarter 2005 losses.  Also consider disclosing the company’s longstanding unprofitability and state the last quarter/year you turned a profit.

          In response to this comment, the risk factor disclosure has been revised to include the information you requested.  Please see page 11.

Risk Factors, page 8.  We may be unable to meet our future capital requirements . . . page 8.  Please revise to briefly explain here and provide more detail in your MD&A section how you expect to rely on “anticipated cash flow from operations” to meet your working capital and capital expenditure requirements in the coming 24 months.  We note on page 34 that your operations have been characterized by ongoing capital shortages caused by expenditures related to the initiation of several new business activities.  We also note from the statement of cash flows that you have not had positive cash flows from operations for at least the past three years.  Please revise accordingly.

          The Company has revised the disclosure related to its cash flow in this section and in the MD&A.  Please see pages 11 and 34.

Risk Factors, page 8.  In addition, please consider disclosing your burn rate.

          The Company believes that disclosing its burn rate would not accurately reflect the cash requirements of its operations, because there were significant non-recurring expenses related to the reorganization transaction that occurred in May 2002 and to Mr. Jimirro’s separation from service in February 2005.  Based on the foregoing, the Company does not believe that the historical burn rate will be meaningful to investors and for this reason, no revision has been made.

Risk Factors, page 8.  We depend on a small number of relationships for most of our revenues, page 10.  We note you expect to depend on a relatively small number of relationships for a majority of your revenue in the near term.  Please file all material contracts as exhibits to this registration statement in accordance with Item 601(b)(10) of Regulation S-B.  In this regard, we note your significant relationships with Warner Bros., The Trouble With Frank, and AMC Entertainment, Inc.

          In response to this comment, the Company has filed its agreements with Warner Bros. Inc., TTWF, LLC and American Movie Classic Company, along with its agreement with

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
May 31, 2005

Majestic Entertainment and intends to file the NL Radio, LLC Operating Agreement and license as exhibits, as you requested.  Please note that the Company intends to file a request for confidential treatment in conjunction with several of these agreements.

Risk Factors, page 8.  If a significant amount of comedic content . .. . page 12.  We note that much of your content is provided by third parties at minimal or no charge.  In addition, we also note that you or your subsidiary have no long-term contracts with your content providers.  Amplify these business arrangements, including the reasons for such arrangements, in the Business section.

          The Company has revised the Business section to include the information you requested.  Please see page 40.

Management’s Discussion and Analysis, page 27.  Overview, page 27.  Explain the basis for your statement that “[w]e believe that the National Lampoon brand is one of the strongest brands in media.”  We note your statement on page 42 that you do not represent a significant presence in the entertainment industry.

          In response to this comment, the Company has revised its disclosure in the MD&A at page 28.  While the Company believes its brand is nationally recognized and has survey data to confirm that its brand is recognized by approximately 96% of college males, it earns significantly less in revenues than major studios and television networks.

Six Months Ended January 31, 2005 . . . . page 30.  Consider revising your disclosure under separate subheadings to help the investor clearly understand the revenues and costs associated with each of your business segments.

          In response to this comment, the Company has revised this disclosure as you suggested.  Please see pages 31 and 32.

Six Months Ended January 31, 2005 . . . . page 30.  Revise to explain the reason for the “decreased activity in the production of National Lampoon Network programming” for the six months ended January 31, 2005.  For example, please explain the factors that led to a 62% decrease in costs associated with production revenue compared to the similar 2004 period.  To the extent you are winding down your NLN programming business, you should disclose that clearly here, and make necessary revisions deemphasizing this line of business in other parts of the document.

          In response to this comment, the Company has revised this disclosure at page 32.

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
May 31, 2005

Liquidity and Capital Resources, page 33.  We note you list trademark income, advertising and sponsorship revenues as principal sources of working capital.  However, we also note in your statement of cash flows that you currently have a negative cash flow from operations.  Please revise to clarify this discrepancy or advise why no revision is necessary.

          As we indicated in response to your comment 12, the Company has revised the disclosure concerning its working capital.  Please see page 34.

Business, page 38.  Motion Picture and Feature Film, page 39.  We note that you describe a variety of fee and profit arrangements you have with production companies.  To the extent material, please quantify or show as a percentage the number of arrangements you currently have by fee and /or profit type.

          As requested, the Company has included this information in the discussion.  Please see page 39.

Television Production, page 40.  Please explain what a “first-look” agreement is.

          A “first look” agreement allows a studio or production company, for a short period of time, to look at and agree to produce programming – in this case programming created by the Company – before the Company may offer it to other studio or production companies.  We have deleted the discussion relating to the “first look” agreement because it has expired.

Intellectual Property, page 42.  Given the importance of the National Lampoon mark, provide additional detail regarding the terms of your contract with Harvard Lampoon, Inc., who actually owns the National Lampoon trademark, and the protection afforded by trademarks in general.

          The Company has expanded the discussion of its agreement with Harvard Lampoon, Inc., as you requested.  Please see page 42.

Legal Proceedings, page 43.  Disclose the amount of the Trustin Howard claim.  Refer to Item 103 of Regulation S-B.

          The legal action involving Mr. Howard has been settled, so we have deleted the information relating to it.  The Company was not required to pay anything towards the settlement.

Management, page 44.  General.  Please disclose the material terms of James P. Jimirro’s employment agreement, including the contingent liabilities that you are currently obligated

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
May 31, 2005

to provide Mr. Jimirro under this agreement.  In the appropriate section, please disclose the material terms of the termination of security agreement dated January 28, 2005 between Mr. Jimirro and your company.

          As we discussed with Mr. Mat Bazley, we have included the terms of Mr. Jimirro’s employment agreement in the discussion titled “Certain Relationships and Related Party Transactions” at page 49.  The Company has no further obligation to Mr. Jimirro, either under his employment agreement or under the Security Agreement.

Business Experience, page 45.  Delete the references to “OTCBB:OBDE”, “NYSE:AGI” and NASDAQ:RENT”.

          The Company has made these deletions, as you requested.  Please see page 45.

Business Experience, page 45.  Please disclose the date of employment for Richard Irvine.

          The Company has revised Mr. Irvine’s biography, as you requested.  Please see page 45.

Executive Compensation, page 47.  We note Mr. Jimirro has retired as your Chief Executive Officer although he still acts as Chairman of your board of directos.  However, we also note on page 51, it appears you classify Mr. Jimirro’s retirement as a “termination” and that you have paid Mr. Jimirro “severance” compensation.  Please revise to clarify the nature of Mr. Jimirro’s separation from service or advise why no revision is necessary.  In addition, consider disclosing the reasons for James P. Jimirro’s retirement as CEO while maintaining his chairman role.

          The Company has revised the disclosure included in the section discussing executive compensation to indicate that Mr. Jimirro separated from service rather than that he retired.  Please see page 46.  As we indicated above, the Company revised the section titled “Certain Relationships and Related Party Transactions” to discusses Mr. Jimirro’s employment agreement and the Company’s right to terminate the agreement.  The section titled “Election of Directors” includes this sentence, “The Voting Agreement will terminate 13 months following the date of Mr. Jimirro’s separation from service, which occurred on January 28, 2005.”  The Company believes that this sentence adequately explains the reason for Mr. Jimirro’s continued participation on the Board of Directors.

Selling Stockholder, page 53.  Disclose that the selling stockholder may be deemed an underwriter.

          The Company has revised the disclosure at page 51 to include this information.

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
May 31, 2005

Security Ownership of Certain Beneficial Owners, page 53.  Please consider separating the security ownership of your common stock Series B Convertible Preferred Stock and Series C Convertible Preferred Stock into three separate tables in order to help reduce the length of your disclosure in Footnote 2.

          The Company has revised this information as you requested.  Please see pages 51 and 52.

Security Ownership of Certain Beneficial Owners, page 53.  We note that Christopher R. Williams owns 1.08% of your common stock.  However, it appear[s] on page 52 the Mr. Williams is an owner of more than 5% of your common stock.  Please revise to clarify this discrepancy or advise why no revision is necessary.

          Mr. Williams is no longer a 5% stockholder, therefore the information on his holdings has been deleted from this table.

Description of Securities, page 56.  Consider disclosing whether any of your common stock outstanding is restricted.

          The Company has disclosed this information as requested.  Please see page 60.

Description of Securities, page 56.  We note that the holders of the Series C Preferred Stock are entitled to be paid before any payment is made to the holders of your common stock or your Series B Preferred Stock.  Please add this risk to your Risk Factor section where appropriate.

          The Company has included this risk at page 15, as requested.

Underwriting, page 61.  We note your disclosure in the first paragraph that the underwriters must buy all of the common stock if they buy any of it.  We also note that, on the prospectus cover page, you describe this offering as a firm commitment offering.  Reconcile these statements in this section and disclose additional terms of the underwriting agreement as necessary.

          The Company has revised the disclosure at page 63, as requested.

Underwriting, page 61.  We note your disclosure that the underwriters will have the right to designate one member of the board for a year after the effective date of this offering.  Reconcile this with your previous disclosure in the Election of Directors section on page 40 that during the term of the “Voting Agreement,” which will still be in place until 12months

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
May 31, 2005

from January 25, 2005, Mr. Jimirro is entitled to nominate three directors and Mr. Laikin is entitled to nominate three directors, while the seventh member of the board must be mutually nominated by Mr. Jimirro and Mr. Laikin.

          The Company has revised this disclosure to correctly reflect the terms of its agreement with the underwriter.  Please see page 63.

Where You Can Find Further Information, page 64.  We note your statements contained that the contents of any contract or any other document are not necessarily complete and are qualified in all respects by reference to the actual contents of the contract or other documents.  You may refer readers to the related documents for a more complete reading or understanding but should not infer that the prospectus does not contain all material information from those documents, even if summarized, or that the statements made in the prospectus are in any way inaccurate.  Please revise accordingly.

          The Company has revised this disclosure, as you requested.  Please see page 65.

Where You Can Find Further Information, page 64.  Supplementally explain the nature of “certain items of which are omitted in accordance with the rules and regulations of the Commission.”  The prospectus should contain all material information.  Please revise to clarify this point here.

          The Company has revised this disclosure to include the information you requested.  Please see page 65.

Item 26. Recent Sales of Unregistered Securities, page II-2.  We note that you issued 12,770 shares of common stock on March 23, 2005, approximately two weeks after filing this registration statement.  Conducting a private offering of common stock while you have a registration statement on file with the Commission may call into question the 4(2) exemption upon which you appear to be relying.  Please provide your legal analysis as to why you believe the 4(2) exemption was available for your issuance of common stock while you were in registration.  Your analysis should address general solicitation.

          The securities that were authorized for issuance on March 23, 2005 were issued to three service providers in accordance with written or oral agreements entered into prior to March 10, 2005, the date the Company filed the Registration Statement.  Pursuant to these agreements, the service providers have agreed to accept common stock in exchange for the services they provide.  Based on the foregoing, additional shares of common stock were again authorized to be issued to these service providers on April 13, 2005.  For reference purposes, we have collectively defined these offerings as the “Consultants’ Offerings”.

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
May 31, 2005

          While the Company understands that the Commission has taken the position that the mere filing of a registration statement for a specific offering, even without offering activity, constitutes general solicitation of the security that is registered, and that there is no specific safe harbor for the Consultants’ Offerings, it believes that the Consultants’ Offerings do not represent the type of abusive activity that the rules relating to integration were created to stop.  The concept of integration of offerings was developed to prevent circumvention of the registration requirements through the separation of a single non-exempt offering into several exempt offerings.

          In Release No. 33-4552, the Commission announced a five factor test to determine whether separate offerings should be integrated.  The five factors are: (1) whether the offerings are part of a single plan of financing; (2) whether the offerings involve issuance of the same class of security; (3) whether the offerings are made at or about the same time; (4) whether the same type of consideration is to be received; and (5) whether the offerings are for the same general purpose.

          The Company argues that the securities that were issued in the Consultants’ Offerings are not part of a single plan of financing.  “A plan of financing tends to refer to factors such as the method of offering the security, the timing of plans for raising capital, and whether the offerings are financially interdependent.”  Louis Loss and Joel Seligman, Securities Regulations, 3rd, Chapter 3.  The Company argues that the securities issued in exchange for services did not constitute part of a single plan of financing.  In fact, the agreements at issue were entered into anywhere between nine months and two years prior to the Company’s decision to file the Registration Statement.  If the Commission believes that these offerings were interdependent on each other, or part of a single plan of financing, please let us know on what facts that determination has been made.

          The Company also argues that the consideration for the common stock is different.  The   Company receives services in exchange for the securities issued to the consultants, but will receive cash from the public offering of its securities.  Furthermore, the offering price of the common stock issued in the Consultants’ Offerings will likely be different from the public offering price.  The public offering price is the subject of negotiation with the underwriter, has not yet been determined and will not be determined until immediately prior to the closing.  On the other hand, the price per share of the stock issued in the Consultants’ Offering is based upon the fair market value of the stock on the date the issuance is authorized.

          Finally, the Company argues that the offerings were not made for the same general purpose.  The public offering is being made to raise funds that will be used to repay a loan and in

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
May 31, 2005

the Company’s general operations.  The common stock issued in the Consultants’ Offerings was issued in exchange for specific services rendered by the consultants.

Item 26. Recent Sales of Unregistered Securities, page II-2.  We note that you issued shares of common stock to Dan Sarnoff, Sara Rutenberg and Sally Stewart as compensation for services rendered.  Please expand your disclosure to explain the nature of theses services.  In addition, supplementally explain why Dan Sarnott and Sally Stewart would have “insider status.”

          At the time these securities were issued, Mr. Sarnoff was Executive Vice President of National Lampoon Games, Inc., a subsidiary wholly-owned by the Company, Ms. Rutenberg was providing business affairs and development services to the Company and Ms. Stewart was providing public relations services to the Company.  These individuals worked closely with the Company’s executive management and, because of the nature of the services provided, were privy to many of the Company’s internal business affairs that were not disclosed to the public.

Item 28. Undertakings.  We note that you have included the undertakings for registering securities under Rule 415.  If any of the securities are being registered pursuant to Rule 415, please indicate this on the outside cover page of the prospectus.

          The Company has corrected the undertakings to delete the undertakings for registering securities under Rule 415.  Please see page II-6.

Signatures.  Include the signature of your controller or principal accounting officer.   See Instructions to Signatures on Form SB-2.

          The Company has revised the registration statement to include the signature of the controller, as requested.

          Please do not hesitate to contact the undersigned with any additional comments you may have.  As the Company would like to begin its road show as soon as possible, we respectfully ask that you give the review of this Registration Statement your immediate attention.

Jennifer G. Williams, Special Counsel
United States Securities and Exchange Commission
May 31, 2005

Very truly yours,

RICHARDSON & PATEL LLP

By:	/s/ Mary Ann Sapone
MARY ANN SAPONE